April 17, 2017

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Christian Windsor
Mr. Christopher Dunham

Re:	SB Financial Group, Inc.
Registration Statement on Form S-3
File No. 333-217206

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SB Financial Group, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-217206) to April 19, 2017, at 2:00 p.m. Eastern Time or as soon thereafter as practicable.

If you have any questions, please contact Erin Siegfried, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2059, and fax (614) 227-2100.

Sincerely,

SB Financial Group, Inc.

/s/ Anthony V. Cosentino

Executive Vice President and Chief Financial Officer